INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6933	Email: bmottern@ilglaw.com	Facsimile: (678) 840-2126

October 10, 2017

Rufus Decker

Suying Li

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	Royal Energy Resources, Inc.
Comments to Form 10-K for Fiscal Year Ended December 31, 2016
Filed April 3, 2017
File No. 000-52547

Dear Mr. Decker and Ms. Li:

I am writing on behalf of Royal Energy Resources, Inc. (the “Company”) to respond to a comment letter dated September 20, 2017, providing comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the Commission on April 3, 2017.

I should note that on June 29, 2017 the Company submitted a request for interpretative guidance to the Office of Chief Accountant. On September 25, 2017, the Company submitted a letter that addressed a number of preliminary issues on which the OCA requested an analysis. Both submissions to the OCA seek guidance on the depiction of the Company’s operating results in its MD&A section relating to the Company’s acquisition of control of Rhino Resources Partners, LP (“Rhino”) on March 17, 2016, and specifically how those results may or should be depicted in light of a material difference between the provisional accounting for the acquisition and the final accounting in the quarter ending March 31, 2017.

Many of the issues raised by the September 20, 2017 comment letter also overlap with issues raised by the submissions to the OCA. The Company intends to file an amended Form 10-K for the fiscal year ending December 31, 2016 (the “Amended Form 10-K”) once it has received guidance from the OCA, and will resolve any issues discussed below in that same filing.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Rufus Decker and Suying Li

October 10, 2017

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 53

Pro forma year ended December 31, 2016 Compared to pro forma year ended December 31, 2015, page 55

1.        You present the results of operations on a pro forma basis, as if Rhino Resource Partners LP (the Partnership) had been acquired at the beginning of each year, for purposes of your MD&A discussion. A discussion of pro forma results of operations should be in addition to a discussion of the of the audited financial statement periods, and this supplemental discussion based on Article 11 pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. In addition, any discussion of pro forma results of operations should be based on Article 11 pro forma financial information, which should be prepared and presented in a format consistent with Article 11. Please tell us, and revise to disclose i) why you believe the discussion of the results of operations based upon pro forma presentation is meaningful; ii) any potential risks associated with using such a presentation; and iii) how the pro forma presentation was derived by providing the complete pro forma financial information as required by Article 11 of Regulation S-X. This comment also applies to your results of operations discussion in your Forms 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017.

Since the comment letter was received, the Company has had discussions with the Office of Chief Accountant regarding the nature of any non-GAAP financial information it includes about the acquisition of control of Rhino. As a result of those discussions, the Company plans to file an Amended Form 10-K for the 2016 fiscal year, which will revise its MD&A section to begin with a discussion of its financials as prepared under GAAP for the relevant periods. The GAAP MD&A discussion will be followed by a short discussion showing the differences to certain line items on its income statement that would result if its final accounting of the Rhino acquisition were recorded as of the acquisition date (March 17, 2016), instead of the period the final accounting occurred (the quarter ending March 31, 2017).

The additional discussion of the Rhino acquisition will include disclosure of the reasons that the Company believes the discussion is meaningful. For your information, the reason is that the Company believes such disclosure would assist investors in comparing the results of operation from year to year by removing distortions to its GAAP operating results caused by the significant adjustment to Rhino’s balance sheet that resulted from the completion of final accounting for the transaction in the first quarter of 2017. The final accounting adjustments significantly changed the basis of a number of physical assets, and Rhino’s liability for asset retirement obligations, which has the effect of causing significantly different depreciation, amortization and depletion expenses to be recorded from period to period, despite the fact that the underlying assets are the same for each period.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Rufus Decker and Suying Li

October 10, 2017

The Company would like to discuss the request that its presentation of the Rhino acquisition include the risks to investors of relying upon the presentation. The Company did not intend to disclose the risks of such disclosure because it is not aware of any risks, and further because disclosure of such risks does not seem to be required. See Item 10(e) of Regulation S-K.

The Company would like to discuss the request that it include full pro forma financials of its acquisition of Rhino. The Company intends to include a discussion of how the pro forma adjustments were derived, but did not intend to include the full pro forma information required by Article 11 of Regulation S-X for the following reasons: (i) full pro forma financial information is not normally required in Form 10-K for an acquisition that occurs during the year (see Item 8(a) to Form 10-K); (ii) full pro forma financial information is not normally required when non-GAAP financial measures are presented (see Item 10(e) of Regulation S-K); and (iii) the inclusion of full pro forma financial information would appear to conflict with advice we received from the OCA regarding what information could be included in non-GAAP financial measures.

2 ..        Please revise your disclosure to provide results of operations discussion for the year ended August 31, 2015 compared to the year ended August 31, 2014 as required by Item 303(a)(3) of Regulation S-K.

The Company will include a discussion of the results of operation for the years ended August 31, 2014 and August 31, 2015 in the Amended Form 10-K when it is filed.

Reconciliation of Adjusted EBITDA to Net Income by Segment, page 63

3.        The balances presented here for each segment do not appear to be consistent with the corresponding balances presented in the segment footnote on page F-40. In addition, the total net (loss) income from continuing operations for the year ended December 31, 2016 presented here does not appear to be consistent with the consolidated net loss from continuing operations as disclosed in the consolidated statements of operations and comprehensive income on page F-5. Please clarify or revise.

The reason for the differences is that the discussion on page 63 is part of a discussion of the pro forma results of operation as if the Company had acquired control of Rhino as of the beginning of each fiscal year, while the segment information on page F-40 is the actual segment information based upon the Company’s acquisition of control of Rhino as of March 17, 2016 at the provisional acquisition amounts. See page 55 for an explanation of the pro forma discussion.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Rufus Decker and Suying Li

October 10, 2017

As discussed in response to Comment No. 1, the Company will be filing an Amended Form 10-K that includes both a discussion of the Company’s historical operating results, as well as a discussion of its results of operation as they would have appeared had the final provisional amounts been recorded as of the acquisition date.

Liquidity and Capital Resources

Cash Flows, page 65

4 .        Your discussion of material changes in cash flows between year 2016 and year 2015 does not appear to be consistent with the amounts presented in your consolidated statements of cash flows on page F-8. Please revise your disclosure to address material factors that contribute to the changes in your cash flows between all accounting periods presented in your filing.

The discussion of cash flows on page 65 is only of Rhino’s cash flows. In the Amended Form 10-K, the cash flow discussion will be amended to be that of the Company’s on a consolidated basis.

Item 9A. Controls and Procedures

(c) Attestation Report of the Registered Public Accounting Firm, page 73

5.        You indicate on the cover page of the Form 10-K that you are an accelerated filer. Please amend the Form 10-K to provide an attestation report from your independent accountant on your internal control over financial reporting as required by Item 308(b) of Regulation S-K or tell us why such report is not required.

The Company did not include the attestation report on its internal controls over financial reporting of its independent accountant when it originally filed the Form 10-K because it had not engaged its independent accountant to prepare the attestation report at the time the Form 10-K was filed. The Company has since engaged its independent accountant to audit its internal control over financial reporting and prepare the related attestation report, which will be included in the Amended Form 10-K when it is filed.

Report of Independent Registered Public Accounting Firm, page F-1

6.        In the first paragraph of the auditor’s report, Brown, Edwards and Company LLP references to other auditors’ reports on your financial statements for the fiscal years ended August 31, 2015 and 2014 dated March 25, 2016 and November 27, 2015. These report dates are not consistent with the auditor’s report dates of November 24, 2015 and December 8, 2014 as disclosed on pages F-2 and F-3. Please advise your auditor to revise their audit report as appropriate.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Rufus Decker and Suying Li

October 10, 2017

The reference to the prior audit reports was incorrect due to a clerical error and will be corrected in the Amended Form 10-K when it is filed.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2016, August 31, 2015 and 2014 and the Four Months Ended December 31, 2015

1. Organization and Basis of Presentation Discontinued Operations, page F-12

7.        It appears you have presented discontinued operations in your income statement on page F-6. Based on your disclosure here it appears to relate to the sale of Elk Horn in August 2016. Please expand your disclosure to provide the information required by ASC 205- 20-50-1 and 50-2.

The Company will include the additional information required by ASC 205-20-50-1 and 2 in the Amended Form 10-K when it is filed.

5. Property, Plant and Equipment, pages F-22

8.        Your property, plant and equipment consists of coal properties, oil and natural gas properties, mine development costs, and other equipment. Please expand your disclosure to provide balances of major classes of depreciable assets, by nature of function, at each of the balance sheet date. Please refer to ASC 360-10-50-1 for further guidance.

The audited financial statements included in the Form 10-K are based upon provisional numbers for the Company’s acquisition of control of Rhino, which numbers were based upon a value of Rhino determined on an enterprise basis rather than an asset by asset basis. As a result, the asset values necessary to provide all of the detail required by ASC 360-10-50-1 were not available as of the date of the audit report. The final accounting for the acquisition of control of Rhino is based upon an asset by asset appraisal, and therefore future reports will include this information.

I hope this assists your review and please feel free to contact me if you have any questions.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern
Robert J. Mottern, Esq.

Cc:	William Tuorto
Douglas Holsted
Scott Morris
James Harrison
Norman Yoder